Exhibit 3.1

Future of Housing Fund, Inc.

DISTRIBUTION REINVESTMENT PLAN

Future of Housing Fund, Inc., a California real estate investment trust (the “Company”), has adopted a Distribution Reinvestment Plan (the “DRP”), the terms and conditions of which are set forth below. Capitalized terms shall have the same meaning as set forth in the Company’s charter documents unless otherwise defined herein.

1.            Number of Shares Issuable. The number of shares of the Company’s common stock (“Shares”) authorized for issuance under the DRP is 500,000.

2.            Participants. “Participants” are holders of the Company’s Shares who do not opt-out of participation upon the purchase of Shares or who elect to participate in the DRP after having opted out. All investors in Shares shall have deemed to have elected to participate upon their purchase of Shares unless the investor otherwise indicates at the time of purchase.

3.            Distribution Reinvestment. The Company will apply that portion (as designated by a Participant) of the dividends and other distributions (“Distributions”) declared and paid in respect of a Participant’s Shares to the purchase of additional Shares for such Participant. Such shares will be sold directly by the Company to the Participant in the same manner in which the Company sold the underlying shares to which the Distributions relate unless the Participant makes a new election through a different distribution channel.

4.            Procedures for Participation. Qualifying stockholders may elect to become Participants by completing and executing the Subscription Agreement, an enrollment form or any other Company-approved authorization form as may be available from the Company. To increase their participation, Participants must complete a new enrollment form. Participation in the DRP will begin with the next Distribution payable after receipt of a Participant’s subscription, enrollment or authorization. Shares will be purchased under the DRP on the date that the Company makes a Distribution. Distributions will be paid as authorized and declared by the Company’s board of directors.

5.            Purchase of Shares. Until the Company establishes an estimated value per Share that is not based on the price to acquire a Share in the Company’s primary offering or a follow-on public offering, Participants will acquire Shares at a price of $10.00 per share. Beginning December 31 of the year after the first year that the board of directors has determined that the Company’s real estate properties portfolio has sufficiently stabilized for the purposes of a meaningful valuation, and thereafter annually on each December 31 of each subsequent year, the Company’s board of directors will annually adjust the offering price of Shares to a Net Asset Value per Share (“NAV”) estimated by the Company. Upon the Company’s announcement that the Company has established an estimated NAV, Participants will acquire Shares at a price equal to the estimated NAV as updated annually. Participants in the DRP may purchase fractional shares so that 100% of the Distributions will be used to acquire shares. However, a Participant will not be able to acquire shares under the DRP to the extent such purchase would cause it to no longer be deemed a “Qualified Purchaser” or would cause it to otherwise exceed any investment limits set by the Company.

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6.            Taxation of Distributions. The reinvestment of Distributions in the DRP does not relieve Participants of any taxes that may be payable as a result of those Distributions and their reinvestment pursuant to the terms of this DRP.

7.            Share Certificates. The Shares issuable under the DRP shall be uncertificated until the board of directors determines otherwise.

8.            Voting of DRP Shares. In connection with any matter requiring the vote of the Company’s stockholders, each Participant will be entitled to vote all shares acquired by the Participant through the DRP.

9.            Termination by Participant. A Participant may terminate participation in the DRP at any time by delivering to the Company a written notice, which shall include checking the appropriate box on the Participant’s personal Elevate.Money dashboard. To be effective for any Distribution, such notice must be received by the Company at least ten business days prior to the last day of the month to which the Distribution relates. Any transfer of Shares by a Participant will terminate participation in the DRP with respect to the transferred Shares.

10.            Amendment or Termination of DRP by the Company. The Company with the approval of its board of directors may amend, terminate, suspend or waive any condition with respect to the DRP for any reason upon ten days’ notice to the Participants. The Company may provide notice by including such information in a separate mailing to Participants, posting on the Company’s website and on the Participant’s personal Elevate.Money dashboard; electronic delivery; or in a filing with the SEC. The Board of Directors has full authority to construe and interpret the DRP and to establish rules for its administration.

11.            Liability of the Company. The Company shall not be liable for any act done in good faith, or for any good faith omission to act.

12.            Governing Law. The DRP shall be governed by the laws of the State of Maryland.

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